Calypso Wireless, Inc

Governance and Nominating Committee Charter

Purpose

The Governance and Nominating Committee (the "Committee") is established by the Board of Directors (the "Board") of Calypso Wireless, Inc. (the "Company") for the following purposes: (i) assisting the Board by identifying individuals qualified to become Board members and recommending to the Board director candidates to stand for election at the next annual meeting of stockholders, (ii) making recommendations to the Board as to the independence of each director, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) leading the Board in any annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation, and (v) developing and recommending items for Board meeting agendas.

Composition

1. Members. The Committee shall consist of as many members as the Board, in consultation with the Committee itself, shall determine, but in any event not fewer than three members. The members of the Committee shall be appointed annually by the Board, taking into account the recommendation of the then current Committee members.

2. Qualifications. Each member of the Committee shall meet the criteria for independence established by the American Stock Exchange (AMEX) or any other national securities exchange or national quotation system upon which the Company's common stock is listed or quoted, as such requirements are interpreted by the Board in its business judgment. At all times the Company is a reporting company but not listed on an exchange, the criteria of the AMEX will be used.

3. Chair. The Chair of the Committee shall be elected by the Board, taking into account the recommendation of the then current Committee members.

4. Removal and Replacement. The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board, taking into account the recommendation of the then current Committee members.

5. Compensation. The Board shall determine the amount and method of special compensation to the committee members. Such will be established by Board resolution and changed or canceled by resolution.

Operations

1. Meetings. The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least one time per year. In general, directors who are not Committee members may attend meetings of the Committee upon prior request and approval by the Chair of the Committee. The Chair of the Committee shall also determine whether participation in the meeting by teleconference or videoconference will be permitted. The Committee shall periodically meet in executive session without management or Executive Directors present.

2. Agenda. The Chair of the Committee shall develop and approve the Committee's agenda, in consultation with other members of the Committee. Each member of the Board and members of management are free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be provided to the members of the Committee sufficiently in advance of each meeting to permit meaningful review but by no means within 5 working days, excluding federal holidays, of said meeting.

3. Report to Board. The Committee shall report regularly to the entire Board and shall submit to the Board the minutes of its meetings.

4. Self-Evaluation, Assessment of Charter. The Committee shall conduct an annual performance self-evaluation and shall report to the entire Board the results of the self-evaluation. The Committee shall assess the adequacy of this Charter annually and recommend any changes to the Board.

Authority and Duties

1. The Committee shall identify and recommend to the Board candidates for election or re-election to the Board, or for appointment to fill any vacancy that is anticipated or has arisen on the Board. In doing so, the Committee shall consider the appropriate size and the current composition of the Board in light of the characteristics of independence, diversity, age, skills, experience, availability of service to the Company and tenure of its members, and of the Board's anticipated needs. The Board may not appoint any new director without first submitting such director for review and report by the Committee. The Committee will undertake to perform such evaluation at its earliest convenience.

2. The Committee shall review qualified candidates for the Board recommended by stockholders. The process for stockholders to submit their recommendations for candidates for the Board will be discussed in the Company's annual proxy statement.

3. The Committee shall make recommendations annually to the Board as to the independence of each director.

4. The Committee shall, upon a significant change in a director's personal circumstances (including a change in principal occupation) or in the event a significant ongoing time commitment arises that may be inconsistent with a director's service on the Board, review, as appropriate and in light of the then current Board policies, the continued Board membership of such director.

5. The Committee shall review on an annual basis the Board's committee structure and may recommend to the Board for its approval directors to serve as members and chairs of each committee. The Committee may also recommend additional members to fill vacancies on Board committees as needed.

6. The Committee shall review, approve and ratify, as appropriate, transactions involving the Company or its subsidiaries and related persons (as such term is defined by the Securities and Exchange Commission) in accordance with written policies and procedures established by the Committee from time to time.

7. The Committee may establish criteria and processes for, and lead the Board in, any annual performance self-evaluation. The Committee shall also establish criteria for the self-evaluations of each committee of the Board. The performance self-evaluations will focus on the contribution to the Company by the Board and each committee of the Board, and will specifically focus on areas in which a better contribution could be made.

8. It shall be the duty of the committee to establish a Code of Business Conduct for the Company to be reviewed by the committee at least once annually. The committee may solicit input from the Board and Management but the Committee shall be the final authority in maintaining the Company's Code of Business Conduct

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function. The Committee has the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate. In discharging its oversight role, the Committee shall have full access to the Company's senior management and employees and all Company books, records and facilities.

The Committee may retain counsel, search firms to identify director candidates, and other advisors in its sole discretion. The Committee shall have sole authority to retain and terminate any such advisors and to review and approve the advisors' fees and other retention terms. The Company shall provide the funding for any external advisors retained by the Committee.